SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CNH GLOBAL N.V.

Form 6-K for the month of March 2010

Effective March 29, 2010, Nancy Merola was appointed Corporate Controller and Chief Accounting Officer of the Company. Effective March 29, 2010, Bruce Krueger will no longer hold the position of Corporate Controller and Chief Accounting Officer and will retain his responsibility for Agriculture and Construction Equipment Manufacturing Financial Control.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

March 30, 2010